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                                                                      Exhibit 21

                                  [Letterhead]


Dear Fellow Employees:


     I am writing to give you an update on the U.S. Surgical Corporation (USSC) hostile tender offer, and to clear up some misconceptions you may have encountered.

     1.   CURRENT SITUATION

          We are not surprised that today USSC was forced to "extend" and not consummate its August 2 hostile takeover offer because several of the conditions of its offer could not be met.

          Without the approval of our Board of Directors, this hostile offer has very little chance of success due to our defensive positions. Our Board has already rejected it. Current circumstances have encouraged short term speculation in our stock. We believe in time we will attract more shareholders interested in the strategic value of this Company.

          As a practical matter, the extension of the offer extends this period of distraction for all of us at Circon. Let me reiterate what I said to you earlier this week: WE NEED YOU TO REMAIN FOCUSED. The best thing we can do for ourselves and our Company is to continue to work hard to serve our customers. We have a strategic plan in place which will reward stockholders with greater value than they can obtain through tendering their shares in this offer.

     Now, I would like to give you important background information and clear up any misconceptions or misinformation you may have encountered.

          TENDERED vs OWNED SHARES

          USSC still owns only 1.0 million shares of Circon stock. By comparison, I own nearly 1.6 million shares. A "tendered share" is an offer to sell a share to USSC. However, USSC has several means of not actually buying a tendered share. One way is to unilaterally "extend" the time when they would actually buy the tendered stock. They can also unilaterally withdraw the offer to buy any stock at any time. Thus, there is a big difference between a share owned by USSC and a share tendered to USSC.

          NUMBER OF SHARES TENDERED

          We were not surprised, for several reasons, that 63% of the outstanding shares were tendered to USSC. First of all, the selling stockholders also have the right to cancel their tender at any time, so they had nothing to lose by mailing theirs to USSC. Also, the activity in Circon has attracted a number of short term speculators. Moreover, in these situations it is not unusual to have a high percentage tendered. For instance, when Moore made a hostile offer for Wallace Computer, it obtained tenders for 73.5% of all stock just before it FAILED in its attempt.

          TIMING

          The U.S. Surgical offer now expires on September 30th. But it is very common for these offers to be extended once, twice, even half a dozen times. That often happens when the company making the offer does not get enough shares tendered and does not obtain the desired conditions.

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PAGE 2                                                           AUGUST 30, 1996
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          An extension could also happen because, in the end, it will be very difficult for U.S. Surgical to succeed without gaining the approval of the Board. So they could keep extending their offer to try to increase the pressure on us. The process could go on for quite a long time. Moore Corporation recently dropped its effort to take over Wallace Computer Services after a year of trying. Earlier this year, Hasbro turned back a hostile bid form Mattel, and Alumax turned back one from Kaiser Aluminum.

     2.   BACKGROUND INFORMATION

          CIRCON STOCKHOLDERS RIGHTS PLAN

          On August 15, Circon announced a Stockholders Rights Plan to protect all of its stockholders against coercive and abusive offers.

          These plans are becoming increasingly common these days and are already in place in many of the Fortune 500 companies. What our plan means is this: if USSC or any other stockholder, acquires more than 15 percent of all our shares without Board approval, then every other stockholder, except USSC, essentially has the right to purchase additional Circon shares at half the market price. Also, under certain conditions, Circon shareholders could also buy USSC stock at half the market price.

          The importance of this stockholders rights plan is that it makes it very expensive -- prohibitively expensive -- for someone to take over Circon without the approval of the Board of Directors.

          EMPLOYEE RETENTION PLAN

          On August 27, Circon announced an Employee Retention Plan to retain certain key Circon employees by providing them with retention benefits payable upon their remaining with the Company for a specified period, and certain severance benefits payable upon an involuntary termination of employment, following a change in control of the Company. We were limited as to how many employees could be put onto the Plan, but all employees benefit through our existing severance policy.

          The key to our business is attracting and retaining a highly skilled workforce. The Board determined that it is in the best interest of Circon and its stockholders to assure that the Company will have the continued dedication of our employees with the possibility, threat, or occurrence of a change in control of the Company. This Plan is designed to help Circon retain its employees, thereby enabling successful pursuit of its strategic plan.

          LAWSUITS

          It is very common these days for hostile bidders and others to file lawsuits to try and pressure the Board. Just look at recent offers. The Wallace and Hasbro Boards were sued within days after their rejection of bids. Lawsuits are an every day part of business. I would not be surprised that if the Board had accepted the USSC offer, it would have been sued by many shareholders as well.


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PAGE 3                                                            AUGUST 30,1996
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     3.   CONCLUSION

          This was an unsolicited offer. We have never said Circon was for sale. We are not trying to sell the Company. We did not even know the offer was coming. I was informed of the offer for the first time the night before it was made.

          There are a number of other things that could happen going forward. I am not going to try to list them all here. We have retained expert financial and legal advisors to help us prevail, no matter what USSC does. The important point is that the Board's position is this: we have a great future ahead of us. That future is going to create a lot of value for our stockholders. We do not need to sell the Company to create this value for our stockholders.

          Lastly, in a situation like this, success is often the best defense. The better we perform, the more investors will believe in our strategic plan, and in our ability to make it happen.

          As you know, we have had a bumpy ride in the last few months - for a lot of reasons I do not need to rehash here. That is why our stock price has dropped to a point where USSC can make a low-ball offer look like a big premium. I hope you also know, we are making good progress and feel very good about our chances of getting back on our growth track in the near future. I suspect that is one reason why USSC is so interested in Circon.

          The fact that we are getting back on track is due to a lot of hard work from all of our team. I and all members of the Board, are deeply appreciative of the effort and ingenuity you have put into Circon. But this is not the time to let up. Now, more than ever, our performance really matters.

                                             Sincerely,

                                             CIRCON CORPORATION


                                             /s/ Richard A. Auhll

                                             RICHARD A. AUHLL
                                             President
                                             Chairman of the Board